Exhibit (e)(42)

EXECUTIVE AGREEMENT

THIS AGREEMENT, effective as of July 28, 2008, is entered into by and between Union Bank of California, N.A., a National Banking Association (the “Bank”), and Timothy H. Wennes (“Mr. Wennes”), an individual.

WHEREAS, the Bank desires to secure the services of Mr. Wennes, and Mr. Wennes desires to perform services for the Bank, on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the foregoing and of the material promises and conditions contained in this Agreement, the parties agree as follows:

1.	REPRESENTATIONS AND WARRANTIES.

The Bank represents that it is fully authorized to enter into this Agreement. Mr. Wennes warrants that he is under no employment contract, bond, confidentiality agreement, or any other obligation which would violate or be in conflict with the terms and conditions of this Agreement or encumber his performance of duties assigned to him by the Bank. Mr. Wennes further warrants that he has not signed or committed to any employment or consultant duties or other obligations which would divert his attention from the duties assigned to him by the Bank under this Agreement. The parties do not intend to include within the meaning of this paragraph Mr. Wennes’s service, in accordance with Bank policy, for nonprofit, charitable, or trade associations or on the boards of directors or other governing bodies of business enterprises unrelated to the Bank and not in a business competitive with a business of the Bank.

2.	EMPLOYMENT AND DUTIES.

Mr. Wennes shall be employed with the functional title of Senior Executive Vice President of Retail Banking. Mr. Wennes hereby accepts such employment. Mr. Wennes shall devote his time, ability, attention, energy, knowledge and skill to performing all reasonable duties as a Senior Executive Vice President of Retail Banking as assigned to him by the Bank’s Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), the Bank’s Board of Directors (the “Board”) and/or UnionBanCal Corporation’s Board of Directors (the “UNBC Board”) (when referred to collectively with the Bank’s Board, the “Boards”). In addition, Mr. Wennes’s name shall be submitted to the Board for approval of the corporate title of Senior Executive Vice President and Mr. Wennes shall be designated as a policy making officer of the Bank, no later than the next regularly scheduled Board meeting following the effective date of this Agreement.

3.	TERM OF AGREEMENT; NO RENEWAL.

The term of this Agreement shall commence on the effective date hereof and end thirty-six (36) months after the date of grant of the long term incentive awards provided for in subparagraphs 4(a)(iii)(A) and (B) of this Agreement (the “Term”). After the expiration of the Term, this Agreement shall not automatically renew for any additional period of time, and the terms and conditions of Mr. Wennes’s employment thereafter shall be governed by the Bank’s normal employment policies, procedures and practices.

4.	COMPENSATION AND ADDITIONAL BENEFITS.

(a) COMPENSATION. Mr. Wennes’s compensation shall be subject to annual review and adjustment based on competitive market analysis, the recommendation of the Bank’s CEO, and approval by the Executive Compensation and Benefits Committee of the Bank’s Board or any other committee constituted by the Board for this purpose (as applicable, the “Committee”). It is the parties’ intention that Mr. Wennes’s overall compensation be competitive with overall compensation for comparable executive positions at banks of similar size and focus, with year-to-year variations based on Mr. Wennes’s performance and the performance of the Bank. The parties hereby agree that Mr. Wennes’s initial aggregate compensation opportunity described below of One Million Seven Hundred Thousand Dollars ($1,700,000.00) represents overall compensation that is competitive with overall compensation for comparable executive positions at banks of similar size and focus. The elements of Mr. Wennes’s compensation shall be:

(i) BASE SALARY. In consideration for Mr. Wennes’s services to the Bank, Mr. Wennes shall receive a base salary of not less than Five Hundred Thousand Dollars ($500,000.00) per annum to be paid in equal installments as per the Bank’s salary administration program. Such amount, as may be increased from time to time, shall be referred to herein as “Base Salary.”

(ii) SENIOR MANAGEMENT BONUS PLAN. Mr. Wennes shall participate in the Bank’s Senior Management Bonus Plan or any successor thereto (the “Bonus Plan”), subject to the eligibility requirements and other terms and conditions of the Bonus Plan and the determinations of the administrator of such plan pursuant to the terms thereof. Mr. Wennes’s target bonus under the Bonus Plan for 2008 shall be eighty percent (80%) of Base Salary; provided, however, that payment to Mr. Wennes of a bonus under the Bonus Plan in connection with his performance in calendar year 2008 shall be prorated based on the effective date of his employment.

(iii) LONG TERM INCENTIVES.

(A) Mr. Wennes shall be eligible for long term incentive awards available to policy making officers. Awards may consist of one or more types of long term incentives, including the grant of stock options and restricted stock under the UnionBanCal Corporation Management Stock Plan or any successor thereto (the “Stock Plan”) and the award of performance shares under the UnionBanCal Corporation Performance Share Plan or any successor thereto (the “Performance Share Plan”). Except as otherwise provided in this subparagraph 4(a)(iii), any awards of long term incentives shall be subject to the terms and conditions of the Stock Plan and the Performance Share Plan, as applicable, and the determinations of the respective administrators of such plans pursuant to the terms thereof.

(B) On the next available grant date following the effective date hereof (October 1, 2008), UNBC shall grant to Mr. Wennes an award under the Performance Share Plan equal to Two Million Dollars ($2,000,000.00), Eight Hundred Thousand Dollars ($800,000.00) of which shall represent Mr. Wennes’s annual grant for 2008, and the remaining One Million Two Hundred Thousand Dollars ($1,200,000.00) of which shall represent a special one-time award.

If, by reason of limitations in the Performance Share Plan on the maximum number of performance shares which may be awarded during any fiscal year to any Performance Share Plan participant, UNBC is unable to grant to Mr. Wennes the full amount of such award in the form of performance shares, UNBC shall award Mr. Wennes the difference between Mr. Wennes’s award under this paragraph 4(a)(iii)(B) and 60,000 performance shares in the form of a cash-settled performance share award granted outside of the Performance Share Plan, but having terms and conditions substantially equivalent to the terms and conditions of awards granted under the Performance Share Plan. From time to time, UNBC may amend or terminate the Performance Share Plan, or adopt a successor plan thereto, in accordance with the terms of the Performance Share Plan. If a successor plan were to be adopted prior to the first anniversary of the date of grant, then, prior to such date, Mr. Wennes shall have the option, subject to compliance with Section 409A of the Code (as defined below in paragraph 19), to elect to receive (i) long-term incentives under such successor plan, or (ii) an amount in cash that would vest ratably in thirds on each successive anniversary of the date of grant in 2009, 2010 and 2011, in either case with an economic value (determined as of the date of such election) so as to preserve (but not to increase) the benefits of Mr. Wennes’s performance share award, in accordance with the terms of the Performance Share Plan.

(b) ADDITIONAL BENEFITS. During his employment under this Agreement:

(i) RETIREMENT AND 401(K) PLAN. Mr. Wennes shall be entitled to participate in the Bank retirement and 401(k) plans that are now or hereafter will be in effect, subject to the eligibility requirements and other terms and conditions of such plans and the determinations of the administrator of such plans pursuant to the terms thereof.

(ii) SUPPLEMENTAL RETIREMENT BENEFITS. Mr. Wennes shall be a participant under the Bank’s Supplemental Executive Retirement Plan for Policy Making Officers (the “PMO SERP”), subject to the terms and conditions of such plan and the determinations of the administrator of such plan pursuant to the terms thereof.

(iii) INSURANCE AND WELFARE PLANS. Mr. Wennes and his eligible dependents shall be eligible to receive such other benefits or rights as may be provided under any employee benefit plan provided by the Bank that is now or hereafter will be in effect (including participation in life, medical, disability, dental and vision insurance plans), subject to eligibility requirements and other terms and conditions of such plans and the determinations of the administrators of such plans pursuant to the terms thereof.

(iv) DEFERRED COMPENSATION. Mr. Wennes shall be entitled at his discretion to defer payment of any or all cash compensation due to him under this Agreement under the Bank’s Senior Management Deferred Compensation Plan or any successor thereto, subject to the eligibility requirements and other terms and conditions of such plan and the determinations of the administrator of such plan pursuant to the terms thereof.

(v) BENEFITS. Generally, Mr. Wennes shall be eligible for and participate in all of the Bank’s employee benefit, incentive, equity and perquisite plans and programs, including without limitation, the Bank’s Separation Pay Plan, (and any successors or additions thereto), on a basis at least as favorable as that of similarly situated executives and/or policy making officers, as the case may be, subject to the eligibility requirements and other terms and conditions of such plans and programs and the determinations of the administrators of such plans and programs pursuant to the terms thereof.

5.	OUTSIDE ACTIVITIES AND NON-COMPETITION.

During the Term of this Agreement, and subject to paragraph 1, Mr. Wennes shall devote his time, ability, attention, energy, knowledge and skill to the business of the Bank. During the Term of this Agreement, Mr. Wennes shall not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, shareholder, corporate officer, director, or in any other capacity, engage or assist any third party in engaging in any business competitive with the business of the Bank, UNBC, or their subsidiaries, without the written approval of the CEO. Investments in publicly traded corporations through brokerage accounts or in mutual funds, investments through private equity funds in which Mr. Wennes has less than a one percent (1%) interest, or depositor/borrower relationships with other financial institutions are not intended to be covered by this paragraph. Following his employment with the Bank, Mr. Wennes shall not engage in unfair competition with the Bank or aid others in any unfair competition with the Bank. For purposes of this Agreement, “unfair competition” shall mean a violation by Mr. Wennes of any continuing obligation he may have pursuant to the Bank’s Business Standards for Ethical Conduct, as may be amended and republished from time to time (the “BSEC”), regarding the use or disclosure of the Bank’s confidential information, but shall not include use or disclosure by Mr. Wennes of the Bank’s confidential information where such information has become generally known in the financial services industry other than through an improper act of Mr. Wennes or Mr. Wennes’s legally required reporting or disclosure of such information.

6.	TERMINATION OF EMPLOYMENT.

This Agreement shall terminate as follows:

(a) BY DEATH. This Agreement shall be terminated upon the death of Mr. Wennes. The Bank’s total liability to Mr. Wennes in the event of termination of Mr. Wennes’s employment under this subparagraph shall be limited to the payment (on his behalf) of Mr. Wennes’s salary, benefits and other compensation as set forth in paragraph 4 of this Agreement through the effective date of termination and any other benefits or rights under any benefit plan or program pursuant to the terms thereof.

(b) BY DISABILITY. If Mr. Wennes fails to perform his duties hereunder by reason of any physical or mental incapacity, for a period of more than one hundred eighty (180) days in the aggregate in any three hundred sixty-five (365) day period, then, to the extent permitted by law, the Bank may terminate Mr. Wennes’s employment on written notice given while he remains so disabled. The Bank’s total liability to Mr. Wennes in the event of termination of Mr. Wennes’s employment under this subparagraph shall be limited to the payment of Mr. Wennes’s salary, benefits and other compensation as set forth in paragraph 4 of this Agreement through the effective date of termination and any other benefits or rights under any benefit plan or program pursuant to the terms thereof. Nothing in this paragraph 6 is intended to preclude Mr. Wennes from exercising any rights he may have under the Bank’s Short Term Disability Plan or Long Term Disability Plan or any respective successors thereto, in accordance with the eligibility requirements and other terms and conditions of such plans.

(c) FOR CAUSE. The Bank reserves the right to terminate this Agreement immediately, at any time, if: Mr. Wennes (i) fails to attempt in good faith to perform the duties which he is required to perform under the terms of this Agreement after written notice and a reasonable opportunity to cure such failure; (ii) commits any material act of dishonesty, fraud, misrepresentation or willful misconduct with regard to the Bank or in the performance of his duties hereunder which would violate the Bank’s BSEC; (iii) is guilty of gross carelessness with regard to a material matter in the performance of his duties; (iv) fails to obey the written lawful direction of the Bank’s CEO, COO, the Board and/or the UNBC Board; or (v) is convicted of, or pleads nolo contendere to, a felony or any other crime involving fraud, dishonesty or a breach of trust. Nothing in the preceding sentence is intended to include legally required or other reporting or disclosure by Mr. Wennes of financial information regarding the Bank in the ordinary course of his employment as a Senior Executive Vice President of Retail Banking, or any other title or position he may hold during the Term of this Agreement. The Bank’s total liability to Mr. Wennes in the event of termination of Mr. Wennes’s employment under this subparagraph shall be limited to the payment of Mr. Wennes’s salary, benefits and other compensation as set forth in paragraph 4 of this Agreement through the effective date of termination and any other benefits or rights under any benefit plan or program pursuant to the terms thereof.

(d) WITHOUT CAUSE. The Bank reserves the right to terminate this Agreement without cause, for any reason and at any time, by written notice to Mr. Wennes from the CEO. In the event of termination under this subparagraph 6(d), and subject to the conditions set forth herein, Mr. Wennes shall be entitled to receive the payments described in (i) and (ii) below without any obligation to mitigate and without offset for any other amounts earned.

(i) Provided Mr. Wennes has, at the time of his termination of employment, executed the General and Special Release attached as Exhibit A to this Agreement (the “General and Special Release”), then, in consideration for such General and Special Release, Mr. Wennes shall be eligible to participate in and receive benefits at the Policy Making Officer level under the Union Bank of California, N.A., Separation Pay Plan in effect at the time this Agreement is executed by Mr. Wennes or, if it provides for greater benefits, a successor plan in effect at the time of his termination of employment (the “Separation Pay Plan”), subject to the eligibility requirements and other terms and conditions of such plan. A copy of the Separation Pay Plan Summary Plan Description as in effect on the date of this Agreement (entitled “Memorandum Regarding Union Bank of California, N.A. Termination Pay Plan and Separation Pay Plan”) (the “Summary Plan Description”) is attached hereto as Exhibit B.

(ii) The Bank will provide Mr. Wennes with salary, benefits and other compensation as set forth in paragraph 4 of this Agreement through the effective date of termination and any other benefits or rights under any benefit plan or program pursuant to the terms thereof.

A termination of this Agreement on account of Mr. Wennes’s disability shall be governed by subparagraph 6(b) and not this subparagraph 6(d).

(e) BY MR. WENNES WITHOUT CAUSE. Mr. Wennes reserves the right to terminate this Agreement for any reason (other than the reason set forth in subparagraph 6(f)) upon reasonable written notice to the Bank. The Bank’s total liability to Mr. Wennes in the event of termination of Mr. Wennes’s employment under this subparagraph shall be limited to the payment of Mr. Wennes’s salary, benefits and other compensation as set forth in paragraph 4 of this Agreement through the effective date of termination and any other benefits or rights under any benefit plan or program pursuant to the terms thereof.

(f) BY MR. WENNES FOR CAUSE. Subject to the further conditions next described, Mr. Wennes may terminate this Agreement by giving sixty (60) days’ written notice to the Bank of the occurrence of any of the following: (i) the Bank’s failure to submit Mr. Wennes’s name to the Board for approval of the corporate title of Senior Executive Vice President and/or to designate Mr. Wennes as a policy making officer as set forth in paragraph 2 hereof, (ii) a reduction in title as set forth in paragraph 2 hereof (including Mr. Wennes no longer serving in the capacity or under the title of Senior Executive Vice President of Retail Banking (or more senior position) or policy making officer), (iii) a material reduction of his duties, authority or responsibility, (iv) a material reduction in his overall compensation package other than as a result of the competitive market analysis and/or year-to-year variations based on performance described in subparagraph 4(a) hereof, (v) a reduction in Base Salary, (vi) a failure by the Bank to provide employee benefits to Mr. Wennes on a basis at least as favorable as that which it provides to other similarly situated executives and/or policy making officers, as the case may be, as set forth in subparagraph 4(b)(v) hereof, or (vii) any other material breach of the provisions hereof by the Bank. In order to elect to terminate this Agreement pursuant to this subparagraph 6(f), Mr. Wennes must submit the written notice to the Bank within sixty (60) days of his gaining knowledge of the applicable act or event. Mr. Wennes shall not be entitled to elect to terminate this Agreement pursuant to this subparagraph 6(f) if prior to Mr. Wennes’s termination date the Bank corrects the deficiency upon which Mr. Wennes’s election to terminate is based. In the event that Mr. Wennes is entitled to and elects to terminate this Agreement pursuant to this subparagraph 6(f), (x) he shall be entitled to receive salary, benefits and other compensation as set forth in paragraph 4 of this Agreement through the effective date of termination and any other benefits or rights under any benefit plan or program pursuant to the terms thereof, and (y) if he further executes the General and Special Release, then, in consideration for such General and Special Release, Mr. Wennes shall be eligible to participate in and receive benefits at the Policy Making Officer level under the Separation Pay Plan, subject to the eligibility requirements and other terms and conditions of such plan, without any obligation to mitigate and without offset for any other amounts earned.

(g) RESIGNATION OF POSITIONS. Upon termination of employment for any reason whatsoever, Mr. Wennes shall be deemed to have resigned from all offices and positions with the Bank and its subsidiaries or other affiliates. Mr. Wennes agrees that, in connection with his termination under this Agreement, he will tender such written resignations as required by the Bank.

7.	PROHIBITION OF ASSIGNMENT.

This Agreement is personal to Mr. Wennes and he may not assign or delegate any of his rights or obligations hereunder without first obtaining the written consent of the Bank.

8.	UNBC OR BANK SUCCESSOR.

For all purposes under this Agreement, the term “UNBC” shall include any successor to UNBC’s business and/or assets, by purchase, merger, consolidation, reorganization, liquidation or otherwise. For all purposes under this Agreement, the term “Bank” shall include any successor to the Bank’s business and/or assets, by purchase, merger, consolidation, reorganization, liquidation or otherwise, and, in such an event, for all purposes under this Agreement, the term “UNBC” also shall mean the U.S. parent company to such successor (and, if there is no such U.S. parent company, the successor itself). This Agreement shall inure to the benefit of and be binding upon any such successor to UNBC and the Bank to which Mr. Wennes’s employment is transferred. Mr. Wennes’s employment shall not be transferred except to a successor, as such term is defined in this paragraph 8, and then only upon such successor assuming the obligation of the Bank hereunder in a writing promptly delivered to Mr. Wennes.

9.	RESOLUTION OF DISPUTES.

To the extent permitted by law, any claim, cause of action, or proceeding or other dispute between the Bank and Mr. Wennes (or between Mr. Wennes and any officer, director, shareholder, employee, or agent of the Bank, each of whom is hereby designated a third party beneficiary of this Agreement regarding judicial reference) concerning Mr. Wennes’s employment or the terms and conditions of this Agreement or the General and Special Release (each a “Claim”), including any question of law or fact relating thereto, shall, at the written request of any party, be determined by a general judicial reference pursuant to the California Code of Civil Procedure (“CCP”) beginning with Section 638. The parties shall select a single neutral referee, who shall be a retired state or federal judge. In the event that the parties cannot agree upon a referee, the court shall appoint the referee pursuant to CCP Section 640. If the referee shall be appointed by the Court, then each party shall have one peremptory challenge pursuant to CCP Section 170.6 (or any successor statute). The referee may engage in telephonic or electronic communications with counsel; provided, however, that no such communications shall be ex parte in nature except under circumstances in which ex parte communications with a judge would be permitted. The parties shall cooperate in seeking that all proceedings be closed to the public, and that confidentiality is maintained with respect to all pleadings, records and evidence. Within twenty (20) days after the conclusion of the hearing, the referee shall report a statement of decision to the court in accordance with CCP Section 643 and judgment shall be entered thereon in accordance with CCP Section 644. Nothing in this paragraph shall limit or modify substantive rights or remedies available to the parties, including the right of any party at any time to obtain equitable or provisional remedies pending final resolution of all issues by the referee. The Bank shall bear the fees and expenses of the referee, unless the referee orders otherwise in the referee’s statement of decision. The referee shall also determine all issues relating to the applicability, interpretation and enforceability of this paragraph. THE PARTIES ACKNOWLEDGE THAT BY AGREEING TO REFER ALL CLAIMS TO A REFEREE, THEY ARE WAIVING ANY RIGHT THEY MIGHT OTHERWISE HAVE TO HAVE THE CLAIMS DECIDED BY A JURY.

This paragraph 9 and the obligations provided for herein shall survive the termination of this Agreement and remain in full force and effect following the termination of Mr. Wennes’s employment with the Bank.

10.	INDEMNIFICATION.

The Bank and UNBC agree to defend, indemnify and hold harmless Mr. Wennes from all claims, causes of action or complaints made or filed by any party for acts performed in the course and scope of his employment and attributable to Mr. Wennes’s employment under this Agreement to the fullest extent permitted by applicable law. The Bank further agrees that Mr. Wennes’s rights under any applicable policy of directors and officers’ liability insurance for acts performed in the course and scope of his employment and attributable to Mr. Wennes’s employment under this Agreement shall not cease upon the termination of this Agreement, and the Bank and UNBC shall continue coverage of Mr. Wennes therefor thereafter under successor policies. This paragraph 10 and the obligations provided for herein shall survive the termination of this Agreement.

11.	MODIFICATION.

Any modification of this Agreement will be effective only if it is in writing and signed by the parties to be bound thereby.

12.	ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement between the Bank and Mr. Wennes pertaining to the subject matter hereof, and supersedes all prior or contemporaneous written or verbal agreements and understandings with Mr. Wennes in connection with the subject matter hereof.

13.	GOVERNING LAW.

Except as otherwise provided herein, this Agreement and the rights and obligations hereunder shall be governed by the laws of the State of Delaware. The parties to this Agreement specifically consent to the jurisdiction of the courts of California over any action arising out of or related to this Agreement.

14.	SEVERABILITY.

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall, nevertheless, continue in full force and effect without being impaired or invalidated in any way.

15.	WAIVER.

The parties hereto shall not be deemed to have waived any of their respective rights under this Agreement unless the waiver is in writing and signed by such waiving party. No delay in exercising any right shall be a waiver nor shall a waiver on one occasion operate as a waiver of such right on a future occasion.

16.	NOTICES.

All notices provided for herein shall be in writing and shall be deemed to have been given when delivered personally, when deposited in the United States mail, registered or certified, postage prepaid, or when delivered to a messenger service, addressed as follows:

To the Bank:	Paul E. Fearer
Senior Executive Vice President
Union Bank of California, N.A.
400 California Street
San Francisco, CA 94104

or to the then current Director of Human Resources of the Bank at the time the notice is given.

To Mr. Wennes:	Timothy H. Wennes
Senior Executive Vice President
Union Bank of California, N.A.
445 South Figueroa Street
Los Angeles, CA 90071

or to Mr. Wennes at such home address as may be reflected in the Bank’s records at the time the notice is given.

17.	EXECUTIVE COMPENSATION AND BENEFITS COMMITTEE.

If at the time of a determination under this Agreement no Committee is in existence, references to the Committee under this Agreement shall be deemed to be references to the Board.

18.	WITHHOLDING TAXES.

The Bank shall withhold and deduct all applicable federal and local taxes, as required by applicable laws, from any payments made under this Agreement.

19.	EFFECT OF DEFERRED COMPENSATION REGULATIONS.

(a) Notwithstanding any provision to the contrary in this Agreement, the Bank shall delay the commencement of payments or benefits coverage to which Mr. Wennes would otherwise become entitled under the Agreement in connection with Mr. Wennes’s termination of employment until the earlier of (i) the expiration of the six-month period measured from the date of Mr. Wennes’s “separation from service” with the Bank (as such term is defined in Treasury Regulations issued under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)) or (ii) the date of Mr. Wennes’s death, if the Bank in good faith determines that Mr. Wennes is a “specified employee” within the meaning of that term under Code Section 409A at the time of such separation from service and that such delayed commencement is otherwise required in order to avoid a prohibited distribution under Section 409A(a)(2) of the Code. Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this paragraph 19 (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to

Mr. Wennes in a lump sum, and any remaining payments and benefits due under the Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. If a benefit subject to the delayed payment rules of this paragraph 19 is to be provided other than by the payment of money to Mr. Wennes, then continuation of such benefit during the deferral period is conditioned on pre-payment by Mr. Wennes to the Bank of the full taxable value of the benefit and following the end of the deferral period, the Bank shall repay Mr. Wennes for the payments made by Mr. Wennes pursuant to the terms of this sentence which would otherwise not have been required of Mr. Wennes.

(b) In addition, to the extent the Bank is required pursuant to this Agreement to reimburse expenses incurred by Mr. Wennes, and such reimbursement obligation is subject to Section 409A of the Code, the Bank shall reimburse any such eligible expenses by the end of the calendar year next following the calendar year in which the expense was incurred, subject to any earlier required deadline for payment otherwise applicable under this Agreement; provided, however, that the following sentence shall apply to any tax gross-up payment and related expense reimbursement obligation to the extent subject to Section 409A. Any such tax gross-up payment will be made by the end of the calendar year next following the calendar year in which Mr. Wennes remits the related taxes, and any required reimbursement of expenses incurred due to a tax audit or litigation addressing the existence or amount of a tax liability will be made by the end of the calendar year next following the calendar year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or where as a result of such audit or litigation no taxes are remitted, the end of the calendar year next following the calendar year in which such audit is completed or there is a final and nonappealable settlement or other resolution of the litigation, in each case subject to any earlier required deadline for payment otherwise applicable under this Agreement.

(c) The provisions of this Agreement which require commencement of payments or benefits coverage subject to Section 409A upon a termination of employment shall be interpreted to require that Mr. Wennes have a “separation from service” with the Bank (as such term is defined in Treasury Regulations issued under Code Section 409A).

(d) Each payment made (including any benefit provided) pursuant to this Agreement as part of a series of payments shall for all purposes of Section 409A be treated as a separate payment and not as a single payment.

(e) The provisions of this paragraph 19 are intended to comply with Code Section 409A and shall be interpreted consistent with such section.

IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized officers or agents.

Dated: July 28, 2008	UNION BANK OF CALIFORNIA, N.A.

	By	/s/ Paul E. Fearer
Paul E. Fearer
Senior Executive Vice President

AGREED AS APPLICABLE:

Dated: July 28, 2008	UNIONBANCAL CORPORATION

	By	/s/ Paul E. Fearer
Paul E. Fearer
Senior Executive Vice President

Dated: July 28, 2008		/s/ Timothy H. Wennes
Timothy H. Wennes

11